

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

December 18, 2007

Dominic Romeo
Chief Financial Officer
Idex Corporation
630 Dundee Road
Northbrook, IL 60062

> **Re: Idex Corporation**
> **Form 10-K for the Fiscal-Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 001-10235**

Dear Mr. Romeo:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                    Sincerely,

                                    Martin James
                                    Senior Assistant Chief Accountant